Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

August 9, 2023

Item 3. News Release

News Release dated August 9, 2023 was disseminated through CNW Group Ltd.

Item 4. Summary of Material Change

The Company has filed with and received acceptance from the Toronto Stock Exchange (the "TSX") for a Notice of Intention to make a Normal Course Issuer Bid ("NCIB") pursuant to TSX requirements permitting the Company to purchase up to 7,361,563 common shares of the Company ("Common Shares"), representing approximately 5% of SilverCrest's total issued and outstanding Common Shares. As of August 9, 2023 SilverCrest had 147,231,264 issued and outstanding Common Shares.

Item 5.1 Full Description of Material Change

The Company has filed with and received acceptance from the Toronto Stock TSX for a Notice of Intention to make a NCIB pursuant to TSX requirements permitting the Company to purchase up to 7,361,563 Common Shares, representing approximately 5% of SilverCrest's total issued and outstanding Common Shares. As of August 9, 2023 SilverCrest had 147,231,264 issued and outstanding Common Shares.

SilverCrest may purchase Common Shares under the NCIB over a 12-month period beginning on August 14, 2023 and ending on August 13, 2024. Any purchases made under the NCIB will be effected through the facilities of the TSX and/or alternative Canadian trading systems and will be made at market price at the time of purchase and in accordance with the rules of the TSX and applicable Canadian securities laws. SilverCrest will fund the purchases of Common Shares from cash on hand. The exact timing and amount of any purchases will depend on market conditions and other factors. SilverCrest is not obligated to acquire any Common Shares and may suspend or discontinue purchases under the NCIB at any time. Any Common Shares purchased by SilverCrest under the NCIB will be cancelled upon their purchase.

Under the NCIB, the Company may purchase up to 80,376 Common Shares on the TSX during any trading day, such number being 25% of 321,507 Common Shares, which is the average daily trading volume on the TSX for the most recently completed six calendar months prior to the TSX's acceptance of the notice of the NCIB. This maximum daily limit will apply to purchases on the TSX, except where such purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

August 15, 2023

FORWARD-LOOKING STATEMENTS

This material change report contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: timing and amount of Common Shares to be purchased under the NCIB program. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas operation; working capital requirements; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries and mining operational risk; the reliability of mineralization estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices, the unpredictability and fluctuation in the trading price of the Company's Common Shares and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this material change report if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.